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                             May 25, 2023

       Ngan Ching Shun
       Chief Executive Officer
       New Century Logistics (BVI) Ltd
       Office A-E, 33/F, King Palace Plaza
       55 King Yip Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: New Century
Logistics (BVI) Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 28,
2023
                                                            CIK 0001968043

       Dear Ngan Ching Shun:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted April 28, 2023

       Summary of Risk Factors
       Risks Related to Doing Business in Hong Kong, page 3

   1. We note your risk factor disclosure at page 28 stating that "changes in the policies, regulations, rules, and
the enforcement of laws of the PRC government may...be quick with little advance
notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory
system cannot be certain." Please include corresponding disclosure in your summary of risk
factors.
 Ngan Ching Shun
FirstName  LastNameNgan    Ching
New Century   Logistics (BVI) Ltd Shun
Comapany
May        NameNew Century Logistics (BVI) Ltd
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
Permission Required from the PRC Authorities for this Offering, page 4

2. We note your disclosure here and elsewhere that you relied on the advice of PRC counsel, Yuan Tai Law Offices, in determining that you are not required to obtain approvals from the PRC authorities to operate your business or list on the U.S. exchanges and offer securities. Please file the consent of PRC counsel as an exhibit to the registration statement. In addition, with respect to your disclosure that you are not subject to permission requirements from the Cyberspace Administration of China, or the CAC, please include a related risk factor.
Risks Related to Our Ordinary Shares and This Offering
We do not intend to pay dividends for the foreseeable future, page 35

3.       We note your disclosure in this section that:

                On November 30, 2021, NCL approved and declared a dividend of HK$76 million
              (equivalent to US$9.7 million). Certain shareholders were agreed to waive the right to receive the declared dividends amounted of US$1.5 million, and all remaining declared dividend has been settled to its then shareholders immediately.

                On November 30, 2022, NCL approved and declared a dividend of HK$55 million
              (equivalent to US$7.1 million). Certain shareholders were agreed to waive the right to receive the declared dividends amounted of US$1.1 million, and all remaining declared dividend will be settled to its then shareholders by cash before Listing.

         Please include corresponding disclosure on your cover page and in your prospectus summary subsection "Transfers of Cash To and From Our Subsidiaries." Also, clarify whether NCL refers to NCL (HK).
Use of Proceeds, page 41

4. Your disclosure on page 8 that you intend to use the proceeds from this offering for (i)
         brand promotion and marketing, (ii) recruitment of talented personnel,
(iii) strategic
         investments and acquisitions, and (iv) general working capital is inconsistent with your disclosure here. Please revise to address this inconsistency. Also, if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to
Item 3.C.3 of Form
         20-F.
Capitalization, page 43

5. Revise the number of ordinary shares authorized and outstanding to reflect your 2,000 for
         1 forward-split.
 Ngan Ching Shun
FirstName  LastNameNgan    Ching
New Century   Logistics (BVI) Ltd Shun
Comapany
May        NameNew Century Logistics (BVI) Ltd
     25, 2023
May 25,
Page 3 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 48

6. We note your disclosure on page 14 that you record relatively lower volume of shipments and thus relatively lower revenue during the Lunar New Year. We also note disclosure on page 49 that the increase in your revenue from air freight forwarding services was attributed in part due to rising demand for cross-border e-commerce worldwide. Please identify and quantify your key performance indicators, including non-financial metrics, such as shipping volumes or weights that are correlated with your results of operations for
         each period, consistent with our Commission Guidance on Management   s
Discussion and
         Analysis of Financial Condition and Results of Operations, which was published in SEC
         Release No. 34-88094. If there are multiple reasons for the changes in revenues, expenses, or margins, please quantify the effect associated with each material factor, including offsetting factors.
Liquidity and Capital Resources
Accounts Receivable, net, page 51

7. We note that accounts receivable represents 63% of total assets at September 30, 2022 and that the allowance for credit losses is your most significant accounting estimate. We also note your lawsuit against a PRC customer that defaulted on their payments and owes you
         US$345,680. We further note that this customer declared bankruptcy and you have decided not to pursue enforcement against the PRC customer. Please address the following:

                Disclose sales outstanding for each period presented and discuss year over year changes.
                Present an aging of your accounts receivable balance.
                Tell us the amount of your accounts receivable balance at September 30, 2022 that has been collected subsequent to year end.
                Disclose whether the US$345,680 owed to you by the PRC customer that declared bankruptcy has been written off, is included within your allowance for credit losses, or, remains in your accounts receivable balance with no
allowance.
Our Business
Competitive Strengths
Fleet and Maintenance System Designed to Optimize Life Cycle Investment, page
74

8. We note your disclosure that your fleet represents your largest capital investment and you select, maintain and dispose of your fleet based on rigorous analysis of your investments and operating cost. Please revise to provide the number of trucks or vehicles in your fleet and to better describe the analysis you use to select, maintain and dispose of such trucks or vehicles.
 Ngan Ching Shun
FirstName  LastNameNgan    Ching
New Century   Logistics (BVI) Ltd Shun
Comapany
May        NameNew Century Logistics (BVI) Ltd
     25, 2023
May 25,
Page 4 2023 Page 4
FirstName LastName
Management
Terms of Directors and Executive Officers, page 90

9. With a view towards disclosure please tell us whether you have entered into any employment agreements with your named executive officers. If so, please describe the material terms of these agreements and file them as required by Item 601(b)(10) of
         Regulation S-K and contemplated by Item 8.a. of Form F-1. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not required to be filed based on Item
         601(b)(10)(iii)(C)(5) of Regulation S- K.
Related Party Transactions
Balance With Related Parties
Due from related parties, page 95

10. Please revise to disclose the nature of each of the loans in this section and the transactions in which they were incurred. Refer to Item 7.B of Form 20-F as contemplated by Item 4.a of Form F-1.
Financial Statements
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Contract Assets and Liabilities, page F-10

11. Your disclosure indicates that contract assets were US$134,751 at September 30, 2022 and US$56,200 at September 30, 2021. The amounts appear to be reversed. Please review and revise as necessary.
15. Dividends and Dividend Payable, page F-20

12.      You state that on November 30, 2021, NCL approved and declared a dividend of
         US$9,743,590. We also note that certain shareholder agreed to waive the right to receive the declared dividends of US$1,461,539, which made your total dividends $8,282,051.
         We further note this amount is presented on your statement of cash flows and statement of
         shareholders    equity for the year ended September 30, 2021. Tell us
how and why a
         dividend approved and declared subsequent to year end is recorded in
the preceding year   s
         financial statements. In doing so, clarify and confirm when the dividends were actually paid. Please also apply this comment to the dividends approved and declared on
         November 30, 2022 which appear to be recorded in the financial statements for the year ended September 30, 2022.
Exhibits

13.      Please file the loan agreements with the Bank of Communications (Hong
Kong) Limited
         as exhibits to your registration statement. Refer to Item 601(b)(10(i)(A) of Regulation S-
 Ngan Ching Shun
New Century Logistics (BVI) Ltd
May 25, 2023
Page 5
      K.
14. We note your disclosure on page 1 and elsewhere that your prospectus contains information commissioned by you and prepared by Frost & Sullivan. Please file Forest
      & Sullivan's consent as an exhibit to your registration statement. Refer to Rule 436 of the
      Securities Act.
General

15.   We note your disclosure at page ii indicating that    Mainland China
means the mainland
      of the    People   s Republic of China   ,    China    or the    PRC,
and that you include a
      separate definition of "Hong Kong." We further note disclosure on your cover page and in your risk factor at page 27 that it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. Please clarify that all of the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong. In this regard, please ensure that your disclosure does not narrow risks related to operating in the
      PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how the law in Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws.
16. Please provide us with supplemental copies of all written communications, as defined in R ule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
      Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-
8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                            Sincerely,
FirstName LastNameNgan Ching Shun
                                                            Division of
Corporation Finance
Comapany NameNew Century Logistics (BVI) Ltd
                                                            Office of Energy &
Transportation
May 25, 2023 Page 5
cc:       Huan Lou, Esq.
FirstName LastName